525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax Ram Padmanabhan rp@kattenlaw.com 312.902.5520 direct 312.577.8733 fax

October 30, 2007

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc.
Registration Statement on Form SB-2
Filed June 14, 2007
File No. 333-143755

We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in furtherance of our letter dated September 11, 2007, which was in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated August 23, 2007 (the “Comment Letter”), relating to the Company’s Registration Statement on Form SB-2, filed with the Commission on June 14, 2007, and Amendment No. 1 thereto, filed with the Commission on August 10, 2007. Our response contained herein reflects discussions between us and representatives of the Staff on October 5, 2007. Concurrently herewith, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, the responses set forth below follow the text of the paragraphs of the Comment Letter to which they relate and where appropriate, provide cross-references to the applicable portion of Amendment No. 2.

General

1.
We have reviewed your responses to our prior comments. Given the nature and size of this offering, the offering appears to be a primary offering. Therefore, unless you revise the nature and/or size of this offering, you will need to do the following:

•
file a registration statement for the “resale” offering at the time of each conversion of preferred stock or exercise of warrants because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(l)(x);

October 30, 2007

•	register the transaction on the form you are eligible to use to register the transaction as a primary offering (either Form SB-2 or Form S 1)

•	identify the selling shareholders as underwrites in the registration statement; and

•	include the price at which the underwriters will sell the securities.

Response: The Company has agreed to revise the size of the offering so as not to be characterized as a primary offering. Accordingly, pursuant to discussions with representatives of the Staff, we have limited the number of shares to be registered on behalf of each selling stockholder (together with its affiliates, if any) to an amount not exceeding 10% of the number of shares outstanding prior to the Series B transaction and held by persons other than selling stockholders, affiliates of the selling stockholders and affiliates of the Company.

Dollar Value of Underlying Securities

2.
We note your response to comment 1. Please revise the disclosure on pages 4 and 78 to state that the common shares issuable on conversion of the Series B Preferred and exercise of the warrants had a market value of $46,660,112 on March 16, 2007, rather than stating that the Series B Preferred had a market value of $46,660,112.

Response: In response to this Comment, the Company has revised page 4 of Amendment No. 2 under the heading “Private Placement” and page 85 of Amendment No. 2 under the heading “Description of Our Series B Convertible Preferred Stock” to state that the common stock issuable upon conversion of the Series B Preferred and exercise of the Warrants had a market value of $73,486,326 on March 16, 2007.

Prior Transactions Between the Issuer and the Selling Shareholders

3.
We note your response to comment 6. Please revise your table to identify each selling shareholder who purchased shares of Series A Preferred Stock in the March 16, 2005 private placement and disclose the shares issued or issuable to each of these investors separately.

Response: In response to this Comment, the Company has revised the table on page 81 of Amendment No. 2.

October 30, 2007

Comparison of Registered Shares to Outstanding Shares

4.	We note your response to comment 7. Please revise your table to include a separate line for each selling shareholder rather than presenting the information in the aggregate.

Response: In response to this Comment, the Company has revised the table on page 82 of Amendment No. 2.

The issuer’s intention and ability to make all payments and the presence or absence of short selling by the selling shareholders

5.	Please revise your registration statement to include the information provided in your response to comment 8.

Response: In response to this Comment, the Company has revised page 82 of Amendment No. 2 to include this information.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,

/s/ Ram Padmanabhan
Ram Padmanabhan

cc: Michael Fonstein